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                                                               EXHIBIT (a)(1)(L)

               IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

                         IN AND FOR NEW CASTLE COUNTY


SHELL OIL COMPANY, a Delaware           )
corporation, and SRM ACQUISITION        )
COMPANY, a Delaware corporation,        )
                                        )
                        Plaintiffs,     )
                                        )
            v.                          )       Civil Action No. 18709
                                        )
BARRETT RESOURCES CORPORATION,          )
a Delaware corporation, C. ROBERT       )
BUFORD, DERRILL CODY, PETER A.          )
DEA, JAMES M. FITZGIBBONS, HENNIE       )
L.J.M. GIESKES, WILLIAM W. GRANT, III   )
and PHILLIPPE S.E. SCHREIBER,           )
                                        )
                        Defendants.     )

                               AMENDED COMPLAINT

                     FOR DECLARATORY AND INJUNCTIVE RELIEF

      Plaintiffs Shell Oil Company ("Shell") and SRM Acquisition Company, an indirect wholly- owned subsidiary of Shell ("SRM"), for their amended complaint against defendants Barrett Resources Corporation ("Barrett" or the "Company"),
C. Robert Buford, Derrill Cody, Peter A. Dea, James M. Fitzgibbons, Hennie L.J.M. Gieskes, William W. Grant, III and Phillippe S. Schreiber (collectively, "Defendants"), allege, upon knowledge as to themselves and their own acts and upon information and belief as to all other matters, as follows:

                            SUMMARY OF THIS ACTION

      1. This action concerns invalid provisions in Barrett's bylaws (the "Barrett Bylaws") that unlawfully restrict the statutory right of the Company's stockholders to act by written consent. In late February 2001, Shell commenced efforts to initiate discussions with Barrett concerning a possible business arrangement. After efforts to initiate negotiations failed, on March 1, 2001 Shell


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sent a letter to Barrett offering to purchase all of the outstanding shares of
Barrett common stock not owned by Shell or its direct or indirect subsidiaries for $55.00 per share in cash. The letter emphasized Shell's commitment to proceed with a cash tender offer for all of Barrett's outstanding shares, but expressed Shell's preference to negotiate, and requested a response by the close of business on March 5, 2001. On March 5, 2001, Barrett sent a letter to Shell declining once more to engage in substantive negotiations, but asking for more time to respond to Shell.

      2. On March 7, 2001, Shell publicly released the text of its March 1 letter and issued a press release announcing its acquisition proposal. Shell also responded to Barrett's March 5 letter, reiterating Shell's desire to meet with Barrett and to engage in substantive negotiations concerning Shell's acquisition proposal. Shell also notified Barrett of this lawsuit and requested that Barrett's Board of Directors (the "Barrett Board") immediately remove the invalid bylaw provisions which could impede Shell's acquisition proposal.

      3. On March 8, 2001, after declining Shell's attempts to meet with the Company, Barrett publicly announced that it had rejected Shell's proposal for a transaction providing consideration of $55.00 per share in cash for the Company's outstanding shares, and indicated that the Barrett Board had "authorized management to pursue strategic alternatives, including seeking proposals from a number of qualified parties." Despite Shell's request, the Barrett Board apparently took no action to remedy its invalid bylaw provisions. Accordingly, this action seeks declaratory and injunctive relief against the enforcement of the invalid bylaws.

                                  THE PARTIES

      4. Plaintiff Shell is a Delaware corporation with its principal executive offices located in Houston, Texas. Shell and its subsidiaries are engaged, principally in the United States, in the exploration for, and development, production, purchase, transportation and marketing of, crude oil


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and natural gas, and the purchase, manufacture, transportation and marketing of oil and chemical products. In addition, subsidiaries of Shell are engaged in the exploration for, and production of, crude oil and natural gas outside the United States on a limited basis. Shell recently acquired over 100,000 shares of Barrett common stock in open market transactions.

      5. SRM is a Delaware corporation and an indirect wholly-owned subsidiary of Shell. SRM was organized to acquire the Company and has not conducted any unrelated activities since its organization. Shell has transferred 100 shares of Barrett common stock to SRM.

      6. Defendant Barrett is a Delaware corporation with its principal executive offices located in Denver, Colorado. In its public filings, Barrett states that it is an independent natural gas and crude oil exploration company that is also involved in natural gas gathering, marketing and trading activities, and that its properties are primarily focused in the Rocky Mountain region of Colorado, Wyoming and Utah, the Mid-Continent region of Kansas and Oklahoma and the Gulf of Mexico region of offshore Texas and Louisiana.

      7. Defendant Peter A. Dea has been employed by Barrett since 1994 and was elected Chief Executive Officer, Vice Chairman and a director in 1999. As of April 2000, Peter A. Dea was elected the Chairman of the Barrett Board.

      8. Defendants C. Robert Buford, Derrill Cody, James M. Fitzgibbons, Hennie L.J.M. Gieskes, William W. Grant, III, and Phillippe S. E. Schreiber are the remaining directors of Barrett (with Dea, the "Director Defendants"). The Director Defendants, as directors of Barrett, owe fiduciary duties of loyalty, care and good faith to Barrett's stockholders.

                              FACTUAL BACKGROUND

      9. On February 23, 2001, at the request of Mr. Walter van de Vijver, the President and Chief Executive Officer of Shell Exploration & Production Company, an exploration and production


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subsidiary of Shell, a representative of Lehman Brothers Inc. ("Lehman
Brothers"), the financial advisor to Shell, telephoned Mr. Dea. On February 26, 2001, Mr. Dea returned the telephone call and the representative of Lehman Brothers expressed Shell's interest in pursuing a business arrangement with the Company and asked if Lehman Brothers could facilitate a meeting between Mr. van de Vijver and Mr. Dea. Mr. Dea responded that the Company wanted to pursue its present strategy and that he was not interested in meeting with Mr. van de Vijver.

      10. On March 1, 2001, Mr. van de Vijver telephoned Mr. Dea to propose Shell's acquisition of the Company at a price of $55.00 per share in cash. Mr. Dea expressed thanks for Shell's interest but further responded that the Company had no interest beyond executing its existing strategy. Mr. Dea indicated that he would notify the Barrett Board of Shell's offer.

      11. Mr. van de Vijver then delivered a letter to Mr. Dea on March 1, 2001, in which Mr. van de Vijver confirmed Shell's proposal contemplating a transaction in which a subsidiary of Shell would make a tender offer for all of the outstanding shares of the Company for $55.00 per share in cash, followed by a second step merger at the same price. Mr. van de Vijver also informed Mr. Dea that if the Company was unwilling to engage in substantive negotiations, Shell intended to commence the cash tender offer previously described within the next several days. Mr. van de Vijver requested a response from Mr. Dea no later than the close of business on March 5, 2001.

      12. On March 5, 2001, Mr. van de Vijver tried to telephone Mr. Dea, but his calls initially went unanswered. Later that day, Mr. Dea sent Mr. van de Vijver a letter, declining once more to engage in substantive negotiations, but asking for more time to respond.

      13. After receiving Mr. Dea's letter, on March 5, 2001, Mr. van de Vijver telephoned Mr. Dea to again offer to meet to discuss Shell's proposal, but Mr. Dea responded that he would discuss a possible meeting with several directors of the Company and would telephone Mr. van de Vijver


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on March 6, 2001. On March 6, 2001, Mr. Dea telephoned Mr. van de Vijver to state that he was not interested in a meeting at that time and that the Company would consider Shell's offer at its regularly scheduled board meeting on March 7-8, 2001.

      14. On March 7, 2001, Shell publicly released the text of its March 1 letter and issued a press release announcing its acquisition proposal. Shell also responded to Barrett's March 5 letter, reiterating Shell's desire to meet with Barrett and to engage in substantive negotiations concerning Shell's acquisition proposal. Shell also notified Barrett of this lawsuit and requested that the Barrett Board immediately remove the invalid bylaw provisions which could pose impediments to Shell's acquisition proposal.

      15. On March 8, 2001, after declining Shell's attempts to meet with the Company, Barrett publicly announced that it had rejected Shell's proposal for a transaction providing consideration of $55.00 per share in cash for the Company's outstanding shares, and indicated that the Barrett Board had "authorized management to pursue strategic alternatives, including seeking proposals from a number of qualified parties." Despite Shell's request, the Barrett Board apparently took no action to remedy its invalid bylaw provisions.

                              THE BARRETT BYLAWS

      16. The Barrett Bylaws contain a number of invalid provisions designed specifically to thwart the exercise of the stockholders' statutory right to act by written consent.

      17. Section 3 of Article III of the Barrett Bylaws (the "Advance Notice Bylaw") provides in relevant part:

      Nominations by stockholders for directors to be elected by written consent of stockholders shall be made by notice in writing, delivered or mailed by first class United States mail, postage prepaid, to the secretary of the corporation not less than 60 days nor more than 90 days prior to the first solicitation of any written consents of stockholders for the election of those nominees. (emphasis supplied).


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The Advance Notice Bylaw further provides that "[n]o person shall be eligible for election as a director of the Corporation unless nominated in accordance with procedure set forth in this Section."

      18. The Barrett Bylaws also further attempt to restrict the ability of the stockholders to act by written consent. Article IX, Section 4 of the Barrett Bylaws provides in part as follows:

      These bylaws may be altered, amended or repealed or new bylaws may be adopted by the board of directors or by the stockholders in the manner provided in this Article IX, Section 4 at any meeting, but not by written consent, of the stockholders. In order for the board of directors to effect an alteration, amendment or repeal of these bylaws or to adopt new bylaws, written notice containing the proposed alteration, amendment, repeal, or new bylaws must be provided to all the directors of the corporation not less than 30 days prior to the meeting of directors at which the proposal is to be considered unless the proposal is approved by at least 75 percent of all directors including 80 percent of Independent Directors (as defined in Article IV, Section 9 of these bylaws together with other capitalized terms used in Article IX of these bylaws). In order for the stockholders to effect an alteration, amendment, or repeal of these bylaws or to adopt new bylaws, written notice containing the proposed alteration, amendment, repeal, or new bylaws has been provided to the secretary and all the directors of the corporation not more than seven days after the corporation gives notice of the meeting of stockholders at which the proposal is to be considered. (emphasis supplied).

      19. Barrett's certificate of incorporation contains no provision limiting the right of stockholders to act by written consent or imposing any notice requirements for taking action by written consent. Thus, Barrett purports to limit the right of its stockholders to act by written consent through the Company's bylaws, not its certificate of incorporation. Such a restriction in the Barrett Bylaws is plainly in violation of Delaware law. By failing to remedy this violation, the Director Defendants are entrenching themselves and are improperly interfering with the voting rights of Barrett's stockholders in violation of their fiduciary duties.


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                                    COUNT I

           (DECLARATORY AND INJUNCTIVE RELIEF: ADVANCE NOTICE BYLAW)

      20. Plaintiffs repeat and reallege each and every allegation set forth in paragraphs 1 through 19 as if fully set forth herein.

      21. Article III, Section 3 of the Barrett Bylaws purports to restrict the ability of the stockholders to act by written consent. Article III, Section 3 requires stockholders wishing to act by written consent to elect members of the Barrett Board first to nominate the proposed board member or members and give notice thereof at least 60 days in advance of the first solicitation of written consents for the election of those nominees.

      22. This purported limitation on the ability of the stockholders to act by written consent in the Barrett Bylaws violates 8 Del. C. Section 228.

      23. Plaintiffs have no adequate remedy at law.

                                   COUNT II

(DECLARATORY AND INJUNCTIVE RELIEF: AMENDMENTS TO THE BYLAWS BY WRITTEN CONSENT)

      24. Plaintiffs repeat and reallege each and every allegation set forth in paragraphs 1 through 23 as if fully set forth herein.

      25. Article IX, Section 4 of the Barrett Bylaws purports to deny the right of the stockholders of Barrett to act by written consent to amend the Barrett Bylaws.

      26. This purported limitation on the ability of stockholders to act by written consent in the Barrett Bylaws violates 8 Del. C. Section 228.

      27. Plaintiffs have no adequate remedy at law.

                                   COUNT III

                          (BREACH OF FIDUCIARY DUTY)

      28. Plaintiffs repeat and reallege each and every allegation set forth in paragraphs 1


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through 27 as if fully set forth herein.

      29. The Director Defendants owe Barrett's stockholders the highest duties of care, loyalty and good faith.

      30. The Advance Notice Bylaw and the purported prohibition on the ability of the stockholders to amend the Barrett Bylaws by written consent are invalid under Delaware law. Shell informed Barrett of such invalidity and requested that the Director Defendants take action to remove those provisions from the Barrett Bylaws.

      31. The failure of the Director Defendants to remedy the invalid provisions of the Barrett Bylaws constitutes unlawful entrenchment and a breach of fiduciary duty. There is no compelling justification for the unlawful actions of the Director Defendants in thwarting the exercise of stockholder voting rights.

      32. Plaintiffs have no adequate remedy at law.

      WHEREFORE, plaintiffs respectfully request that this Court:

            a. declare that the Advance Notice Bylaw is invalid as a violation of 8 Del. C. Section 228 and enjoin the Defendants or anyone acting on their behalf or in concert with them from enforcing the Advance
      Notice Bylaw;

            b. declare that the purported prohibition on the ability of the stockholders to amend the Barrett Bylaws by written consent is invalid as a violation of 8 Del. C. Section 228 and enjoin the Defendants or anyone acting on their behalf or in concert with them from enforcing such provision;

            c. declare that the Director Defendants have breached their fiduciary duties by failing to repeal or amend the Advance Notice Bylaw and the purported prohibition on the ability of the stockholders to amend the Barrett Bylaws by written consent;


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            d. award plaintiffs their costs and disbursements in this action, including reasonable attorneys' and experts' fees; and

            e. grant plaintiffs such other and further relief as this Court may deem just and proper.

OF COUNSEL:

James Edward Maloney                            /s/ Peter B. Ladig
Paul R. Elliott                                 ------------------
Baker Botts L.L.P.                              Jesse A. Finkelstein
One Shell Plaza                                 Daniel A. Dreisbach
910 Louisiana                                   Raymond J. DiCamillo
Houston, Texas  77002                           Peter B. Ladig
(713) 229-1234                                  Kelly C. Ashby
                                                Richards, Layton & Finger
                                                One Rodney Square
                                                P.O. Box 551
                                                Wilmington, Delaware  19899
                                                (302) 658-6541
Dated:  March 12, 2001                            Attorneys for Plaintiffs






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